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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SPECIAL REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities and Exchange Act of 1934



                        For the date of October 10, 2002


                                CENTERPULSE LTD.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                               ANDREASSTRASSE 15
                                 CH-8050 ZURICH
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                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                         Form 40-F
                   -----------                              -----------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                      No      X
             -------------                           -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.


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Centerpulse Ltd. is filing this Report on Form 6-K to furnish the attached press release announcing the successful completion of Centerpulse's rights issue.

Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.
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[CENTERPULSE LOGO]

                                                        Centerpulse Ltd.
                                                        Andreasstrasse 15
                                                        CH-8050 Zurich

                                                        Tel +41 (0) 1 306 96 96
                                                        Fax +41 (0) 1 306 96 97
                                                        www.centerpulse.com

MEDIA RELEASE

Date  October 10, 2002
Page  1/2




NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA,
AUSTRALIA, JAPAN OR SOUTH AFRICA

CENTERPULSE SUCCESSFULLY COMPLETES RIGHTS ISSUE

ZURICH, OCTOBER 10, 2002 - CENTERPULSE HAS SUCCESSFULLY COMPLETED ITS RIGHTS ISSUE AND HAS RAISED GROSS PROCEEDS OF APPROXIMATELY CHF 255 MILLION. AFTER THE CLOSE OF THE SUBSCRIPTION PERIOD, 1.82 MILLION NEW SHARES WERE TAKEN UP BY SHAREHOLDERS AND INVESTORS AND CENTERPULSE'S MAJOR SHAREHOLDER, INCENTIVE CAPITAL.

Under the 11:2 rights issue, which was fully underwritten by InCentive Capital and UBS AG, Centerpulse has issued 1.82 million new shares which will be admitted for trading on the SWX Swiss Exchange as from October 10, 2002. Approximately 99% of the rights were exercised by new investors and existing shareholders, including InCentive Capital, which exercised all of its rights. The remaining 1% of the shares were purchased by InCentive Capital. Issued at CHF 140 per share, Centerpulse has thus raised approximately CHF 255 million in gross proceeds of new equity which will be used to fund part of Centerpulse's payment obligations under the U.S. settlement agreement.

Given the successful completion of the rights issue, together with the arrangement of the senior credit facility of up to USD 635 million, Centerpulse is confident to be able to fully fund the U.S. class action settlement by November 4, 2002.

MEDIA INQUIRIES:
Centerpulse Corporate Communications
Beatrice Tschanz                         Erwin Schaerer
Phone +41 (0)1 306 9646                  Phone +41 (0)1 306 96 53
Mobile +41 (79) 407 08 78                Mobile +41 (0)79 407 12 25
Fax +41 (0)1 306 96 51                   E-mail: press-relations@centerpulse.com
E-mail: press-relations@centerpulse.com

INVESTOR RELATIONS:
Marc Ostermann
Phone +41 (0)1 306 98 24
Fax +41(0)1 306 98 31
E-mail: investor-relations@centerpulse.com

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

THE COMPANY'S PRESS RELEASES ARE AVAILABLE ON THE INTERNET AT:
www.centerpulse.com.
THE COMPANY'S 2ND QUARTER REPORT IS AVAILABLE UNDER:
www.centerpulse.com "Investors/Financials/Financial reports"
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[CENTERPULSE LOGO]



MEDIA RELEASE

Date  October 10, 2002
Page  2/2


Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Centerpulse undertakes no obligation to publicly update or revise any forward-looking statements.

This press release does not constitute, or form part of, an offer or any solicitation of an offer, for securities.

The securities in respect of the proposed capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States. This press release does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Centerpulse does not intend to make a public offering of securities in the United States.

Copies of this press release are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Japan or South Africa, or any other jurisdiction in which such mailing would be illegal, or to publications with a general circulation in those jurisdictions, and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from , Canada, Australia, Japan or South Africa, or any other jurisdiction in which such mailing would be illegal, or to publications with a general circulation in those jurisdictions.

Stabilization / FSA.


                                       2







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            CENTERPULSE LTD.

                                    By:        /s/ David Wise
                                         -----------------------------------
                                         Name:   David Wise
                                         Title:  Group Vice President and
                                                 General Counsel,
                                                 Centerpulse USA Inc.



Date: October 10, 2002